                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         GENERAL INSTRUMENT CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                            Common Stock 370120 10 7
                            ------------------------
                                 (CUSIP Number)

          Stephen M. Brett, Esq., Executive Vice President, Secretary,
                             and General Counsel,
                           Tele-Communications, Inc.
     Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111 (303-267-5500)
     ----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               NOVEMBER 15, 1998
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Exhibit Index is on Page: N/A

Common Stock CUSIP No.  370120 10 7


----------------------------------------------------------------------------------------------
  (1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

        TELE-COMMUNICATIONS, INC.
----------------------------------------------------------------------------------------------
  (2)   Check the Appropriate Box if a Member of a Group
                                                                                (a)  [ ]
                                                                                (b)  [ ]
----------------------------------------------------------------------------------------------
  (3)   SEC Use Only


----------------------------------------------------------------------------------------------
  (4)   Source of Funds
        OO (See Item 3.)

----------------------------------------------------------------------------------------------
  (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                                     [ ]
----------------------------------------------------------------------------------------------
  (6)   Citizenship or Place of Organization
        Delaware

----------------------------------------------------------------------------------------------
 Number of        (7)   Sole Voting Power              26,284,000 Shares of Common Stock*
Shares Bene-            ----------------------------------------------------------------------
  ficially        (8)   Shared Voting Power            0 Shares
 Owned by               ----------------------------------------------------------------------
Each Report-      (9)   Sole Dispositive Power         26,284,000 Shares of Common Stock*
ing Person              ----------------------------------------------------------------------
   With           (10)  Shared Dispositive Power       0 Shares

----------------------------------------------------------------------------------------------
  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                        26,284,000 Shares of Common Stock*
----------------------------------------------------------------------------------------------
  (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*           [X]

----------------------------------------------------------------------------------------------
  (13)  Percent of Class Represented by Amount in Row (11)*

                        Common Stock              15.3%
----------------------------------------------------------------------------------------------
  (14)  Type of Reporting Person

                        HC, CO
-----------------

* Includes 4,928,000 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person, which warrants vested on December 31, 1998. Does not include 16,428,000 shares of Common Stock issuable upon exercise of additional warrants beneficially owned by the Reporting Person. Subject to certain conditions, warrants for 5,750,000 shares of Common Stock will vest on December 31, 1999, and warrants for 10,678,000 shares of Common Stock will vest on December 31, 2000. (See Items 4 and 6 hereof.) Does not include 17,000 shares of Common Stock beneficially owned by a director of the Reporting Person, which beneficial ownership could be attributable to the Reporting Person. The Reporting Person expressly disclaims ownership of the Common Stock held by its director.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                         GENERAL INSTRUMENT CORPORATION
                        (Commission File No. 001-12925)


ITEM 1.        Security and Issuer

               Tele-Communications, Inc., a Delaware corporation ("TCI"), is filing this Amendment No. 2 to its Statement on Schedule 13D (this "Statement") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of General Instrument Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 101 Tournament Drive, Horsham, Pennsylvania 19044.

ITEM 2.        Identity and Background

               The reporting person is TCI, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

               TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

               Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

               To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the
Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        Source and Amount of Funds or Other Consideration

               TCI currently beneficially owns, through its subsidiary TCIVG-GIC, Inc. ("TCIVG-GIC"), a total of 21,356,000 shares of Common Stock. TCI also beneficially owns, through its subsidiary National Digital Television Center, Inc. ("NDTC"), 4,928,000 shares of Common Stock underlying warrants for the purchase of such shares (the "1998 Warrants"), the terms of which are described in TCI's original Statement on Schedule 13D, which 1998 Warrants vested on December 31, 1998. On November 15, 1998, NDTC placed an order with the Issuer for the purchase of a requisite number of digital terminals, whereby NDTC met the threshold purchase requirements established as a condition to the vesting of the 1998 Warrants. In addition, J.C. Sparkman, a director of TCI (the "Director"), beneficially owns 17,000 shares of Common Stock, which beneficial ownership could be attributable to TCI. TCI expressly disclaims beneficial ownership of the Common Stock held by the Director.

ITEM 4.        Purpose of Transaction

               TCI currently holds its interest in the Issuer for investment purposes. Except as set forth in Item 6 hereof, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

               Notwithstanding the foregoing, TCI may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer upon exercise of warrants or in open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.        Interest in Securities of the Issuer

               (a) TCI presently beneficially owns, through its subsidiaries TCIVG-GIC and NDTC, 26,284,000 shares of Common Stock. The 26,284,000 shares of Common Stock beneficially owned by TCI represent 15.3% of the shares of Common Stock outstanding on October 31, 1998. To the knowledge of TCI, with the exception of the Director, who beneficially owns 17,000 shares of Common Stock, none of the Schedule 1 Persons has any interest in any securities of the Issuer.

               (b) TCI, through its subsidiaries TCIVG-GIC and NDTC, has sole power to vote or to direct the voting of the shares of Common Stock that TCI beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Common Stock. To the knowledge of TCI, the Director has sole power to vote or to direct the voting of the shares of Common Stock that he beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

               (c) Except for the securities of the Issuer, the beneficial ownership of which was acquired in connection with the transaction described in
Item 3 hereof, and except as set forth below, neither TCI nor, to the knowledge of TCI, any of the persons named on Schedule 1, have executed transactions in the Common Stock of the Issuer during the past sixty (60) days:

                      Transactions in Issuer Common Stock


BENEFICIAL                 COMMON         TRANSACTIONS      PURCHASE        HOW TRANSACTION
OWNER                      STOCK          IN LAST 60        PRICE           EFFECTED
                           OWNED          DAYS
------------------------------------------------------------------------------------------
J.C. Sparkman,             17,000         Purchase of       $34.00          Broker
Consultant and             shares         2,000 shares
Director
------------------------------------------------------------------------------------------

               (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by TCI. To the knowledge of TCI, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Director.

               (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Reporting Person is a party to an Agreement and Plan of Restructuring and Merger with AT&T Corp. and Italy Merger Corp., dated as of June 23, 1998. In connection with certain restructurings contemplated by such Merger Agreement, the following transactions are expected to occur:

               (1) NDTC will sell warrants for the purchase of 21,356,000 shares of Issuer Common Stock to Liberty Media Corporation, a wholly-owned subsidiary of TCI; and

               (2) Liberty Media Corporation will transfer the 21,356,000 warrants to acquire Issuer Common Stock to TCIVG-GIC, Inc., which will then be a wholly-owned subsidiary of Liberty Media Corporation.

ITEM 7.        Material to be Filed as Exhibits

               None.

                         [Signature on following page]

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 11, 1999                  TELE-COMMUNICATIONS, INC.


                                  /s/ Stephen M. Brett
                                  ---------------------------------------------
                                  Stephen M. Brett
                                  Executive Vice President, General Counsel
                                  and Secretary

                                   SCHEDULE 1

             Directors, Executive Officers and Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")

                                   DIRECTORS
                                   ---------


Name                Principal Occupation &                                 Principal Business or Organization in Which
----                Business Address                                       such Employment Is Conducted
                    ----------------------                                 -------------------------------------------
Donne F. Fisher     Consultant & Director of TCI; Business                 Cable television & telecommunications
                    Executive                                              & programming services
                    5619 DTC Parkway
                    Englewood, CO 80111

John W. Gallivan    Director of TCI; Director of                           Newspaper publishing
                    Kearns-Tribune Corporation
                    400 Tribune Building
                    Salt Lake City, UT 84111

Paul A. Gould       Director of TCI; an Executive Vice President           Investment banking services
                    & a Managing Director of
                    Allen & Company Incorporated
                    711 5th Avenue
                    New York, New York 10022

Leo J. Hindery,     President & Director of TCI                            Cable television & telecommunications
Jr.                 5619 DTC Parkway                                       & programming services
                    Englewood, CO 80111

Jerome H. Kern      Vice Chairman of the Board & a Director of TCI;        Business Consulting; Law
                    Consultant; Special Counsel
                    to Baker & Botts, L.L.P.
                    5619 DTC Parkway
                    Englewood, CO 80111

Kim Magness         Director of TCI; Business Executive                    Management of various business enterprises
                    4000 E. Belleview
                    Englewood, CO 80111

John C. Malone      Chairman of the Board, Chief Executive Officer &       Cable television & telecommunications
                    Director of TCI                                        & programming services
                    5619 DTC Parkway
                    Englewood, CO 80111

Robert A. Naify     Director of TCI; President & Chief Executive           Provider of services to the motion picture
                    Officer of Todd-AO Corporation                         industry
                    172 Golden Gate Avenue
                    San Francisco, CA 94102



Name              Principal Occupation &                                   Principal Business or Organization in Which
----              Business Address                                         such Employment Is Conducted
                  ----------------------                                   -------------------------------------------
J C Sparkman      Consultant & Director of TCI                             Cable television & telecommunications
                  5619 DTC Parkway                                         & programming services
                  Englewood, CO 80111



                               EXECUTIVE OFFICERS
                               ------------------
Robert R.           Executive Vice President of TCI                       Cable television & telecommunications
Bennett             5619 DTC Parkway                                      & programming services
                    Englewood, CO 80111

Gary K. Bracken     Executive Vice President & Controller                 Cable television & telecommunications
                    of TCI Communications, Inc.                           & programming services
                    5619 DTC Parkway
                    Englewood, CO 80111

Stephen M. Brett    Executive Vice President, Secretary                   Cable television & telecommunications
                    & General Counsel of TCI                              & programming services
                    5619 DTC Parkway
                    Englewood, CO 80111

William R.          Executive Vice President & Chief Operating Officer    Cable television & telecommunications &
Fitzgerald          of TCI Communications, Inc.                           programming services
                    5619 DTC Parkway
                    Englewood, CO  80111

Gary S. Howard      Executive Vice President of TCI                       Cable television & telecommunications
                    5619 DTC Parkway                                      & programming services
                    Englewood, CO 80111

Marvin L. Jones     Executive Vice President of TCI                       Cable television & telecommunications
                    5619 DTC Parkway                                      & programming services
                    Englewood, CO 80111

Ann M. Koets        Executive Vice President of                           Cable television & telecommunications
                    TCI Communications, Inc.                              & programming services
                    5619 DTC Parkway
                    Englewood, CO 80111

Larry E. Romrell    Executive Vice President of TCI                       Cable television & telecommunications
                    5619 DTC Parkway                                      & programming services
                    Englewood, CO 80111

Bernard W.          Senior Vice President & Treasurer of TCI              Cable television & telecommunications
Schotters, II       5619 DTC Parkway                                      & programming services
                    Englewood, CO 80111